October 2, 2012

Via EDGAR

Pamela A. Long, Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Tecogen Inc.

Amendment No.2 to Registration Statement

No. 333-178697

Dear Ms. Long:

The purpose of this letter is to respond to your letter of August 2, 2012 regarding the above registration statement. For your convenience, your original comments appear in bold text, followed by our response. We are concurrently filing Amendment No. 3 to the Form S-1.

Amendment No. 2 to Registration Statement on Form S-1

Risk Factors, page 6

General

1.	We note your revisions in response to comment four of our letter dated May 24, 2012. We note the following:

•	It appears that in revising your risk factors you included mitigating language in your disclosure. Please note that such language should not be included in risk factors. For example, we note that your risk factor that you “expect significant competition for [y]our products and services” now includes disclosure stating that you retain a competitive advantage for most of your products. Please revise your risk factors to remove such mitigating language and to clearly present the material risk to your company. For additional guidance, please see Staff Legal Bulletin No. 7 (1999).

We have revised our disclosure as requested.

•	We continue to believe that your risk factors should be tailored to your business so that investors may have a better understanding of how these risks could impact your future results and financial condition. For example, your risk factor noting the significant fluctuations in revenues from period to period should provide a historical example of such fluctuations. Similarly, we note that your risk factor on page nine discussing the effect of various regulations does not discuss the regulatory risks that are specific to your business, as discussed on page 44. In particular, we note that your disclosure on page 44 states that you “expect to get a CHP unit permitted in Southern California by year-end 2012,” but your risk factors do not discuss any risks to your business if you fail to secure such a permit. Similarly, your risk factor regarding utility-imposed barriers on the installation of your products suggests that utilities or government entities could impose such barriers, but your disclosure on page 45 suggests that many of such barriers are already in place. These are just examples. Please revise your risk factors accordingly.

Tecogen Inc.

45 First Avenue

Waltham, MA 02451

781-466-6400 • 781-466-6466 (fax)

www.tecogen.com

Securities and Exchange Commission

October 2, 2012

We have revised our disclosure as requested including the following:

“We have low volume, high dollar sales for projects that are generally non-recurring, and therefore our sales have fluctuated significantly from period to period. For example, when compared to the previous quarter, our revenues in 2010 decreased during the first, second and fourth quarters and increased during the third quarter. In 2011, our revenue decreased during the first and fourth quarters and increased during the second and third quarters. Fluctuations cannot be predicted because they are affected by the purchasing decisions and timing requirements of our customers, which are unpredictable.”

Businesses and consumers might not adopt cogeneration solutions as a means for obtaining their electricity and power needs, page 9

2.	We note your response to comment three of our letter dated May 24, 2012. Your risk factor continues to be drafted as if cogeneration is a new technology, which conflicts with your disclosure elsewhere noting that you have several decades of sales of cogeneration products. Please revise this risk factor to accurately reflect the history of your business. To the extent that the risk is that you may not be able to increase acceptance of cogeneration beyond the market that you currently serve, please clearly state this fact.

We have revised our disclosure as requested to include the following:

“Generating electricity and heat at the customers’ building (on-site CHP) is an established technology, but it is more complex than buying electricity from the utility and using a furnace for heat. Customers have been slow to accept it in part because of this complexity. In addition, the development of a larger market for our products will be impacted by many factors that are out of our control, including cost competitiveness, regulatory requirements, and the emergence of newer and potentially better technologies and products. If a larger market for cogeneration technology in general and our products in particular fails to grow substantially, we may be unable to continue our business.”

3.	We note your revisions in response to comment five of our letter dated May 24, 2012. Please further revise your risk factor to address the potential risks relating to George Hatsopoulos having little or no continuing stake in the company.

We have revised our disclosure as requested to include the following:

“John N. Hatsopoulos (78) and George N. Hatsopoulos (85) are registering all of their holdings for resale primarily for estate planning purposes. For that reason, the timing and the amount of any future sales by them is difficult to predict. George Hatsopoulos is a director but not an officer of the Company. John Hatsopoulos is the Chief Executive Officer and a key employee of the Company. If John Hatsopoulos or George Hatsopoulos were to sell a substantial portion of their shares in the Company, they would no longer have a substantial continuing interest in the Company. If that were to occur, it may have a material adverse effect on their performance as director or Chief Executive Officer, as applicable, and on the business of the Company. Further, substantial sales of their common stock may result in a decline in the market price of our Common Stock.”

Securities and Exchange Commission

October 2, 2012

Business, page 26

General

4.	We have reviewed the supplemental materials that you provided to us in response to comment nine of our letter dated May 24, 2012. We were unable to locate support for the following statements.

•	“The best efficiency obtainable today is about 50% from either a combined-cycle steam turbine or a fuel cell” (page 27);
•	Table 2 – Fossil Fuel Carbon Emissions (page 32);
•	Figure 4 – Comparison of Carbon Emissions (GHG) . . . (page 33);
•	Figure 5 – Emission Levels of Criteria Pollutants . . . (page 34); and
•	Figure 6 – Comparison of Tecogen Ultra Low-Emissions . . . (page 34).

Please supplementally provide us with copies of the sources for each of these statements, clearly marked to highlight the portion or section that contains the information and cross-reference it to the appropriate location in your filing.

We will provide you with copies of the sources for each of these statements under separate cover. We have also revised our disclosure as requested to read as follows:

“The best efficiency obtainable today is about 50%, from either a combined-cycle steam turbine or a fuel cell, as stated by the Northwest Power Planning Council report of August 2002, titled “Natural Gas Combined-cycle Gas Turbine Power Plants. A combined-cycle system incorporates a second turbine powered by exhaust gases from the first turbine. Large-scale replacement of existing power plants with combined-cycle technology would take decades, be very expensive, and yield marginal benefits. Fuel cells remain very expensive, and they are mostly confined to highly subsidized projects aimed at proving that the technology works.”

5.	Please disclose that the data in “Figure 1 – Major Economies’ CHP Potential” is from 2008.

We have revised our disclosure as requested to disclose that the data in “Figure 1 – Major Economies’ CHP Potential” is from 2008.

Tecogen’s Strategy for Growth, page 29

6.	We note your statement on page 30 that the projected penetration of new CHP in California by 2030 is 6.1 MW, and extrapolating this to the country as a whole, you estimate the market addressable by your products is 40,000 MW which represents the sales equivalent of $4.5 billion in revenue. According to the ICF Report, 6.1 MW is actually the “High Case” scenario, and the “Base Case” is 1.8 MW and the “Medium Case” is 3.6 MW. Please revise your disclosure to present a balanced discussion of the projected penetration of new CHP in California. To the extent you wish to retain the High Case, please also include the Base Case and Medium Case, including corresponding revisions to the total market addressable and the potential revenue. Please also tell us how you determined the total market addressable for the United States from the California data. Finally, please clarify whether your assumption relating to potential revenue assumes that you gain 100% of the market share that is addressable by your product lines. To the extent this is the case, please clarify your disclosure accordingly with appropriately balanced disclosure that takes into account your competitive position.

Securities and Exchange Commission

October 2, 2012

We have revised our disclosure as requested to include the following:

“The Company believes that the largest number of potential new customers in the U.S. require less than 1,000 kW of electric power and less than 1,200 tons of cooling capacity. We are targeting such customers in U.S. states with high electricity rates in the commercial sector, including California, Connecticut, Massachusetts, New Hampshire, New Jersey and New York. According to a report by ICF International, Inc. on Combined Heat and Power Market Assessment for the California Energy Commission (April 2010), or ICF, the projected penetration of new CHP in California by 2029, in the size range that fits our products (50 kW to 500 kW), is 476 MW in the base case, or 684 MW if incentives, such as carbon credits and power export credits are considered. California constitutes about 10% of the US CHP market. This is determined by taking the total capacity of operating CHP in California in 2009 of 8,829 MW (from the ICF report), and dividing that by the total US CHP capacity for the same year, or 90 GW (Cogeneration Energy & Sustainability Strategies - EPA). Extrapolating California’s 10% CHP market share to the total US market, we can estimate the market addressable by our product line in the base case as 4,760 MW (6,840 MW with incentives). If we assume we can capture 30% of the US market, the amount of this potential over the next twenty years may represent the sales equivalent of about 14,000 to 20,000 InVerde units, or approximately $1.6 to $2.3 billion in revenue, however our potential market share is difficult to predict.

An Executive Order to accelerate investments in industrial energy efficiency was promulgated in August 2012. In response, the Department of Energy, or DOE, and the EPA released a new report titled “Combined Heat and Power: A Clean Energy Solution” that projects $40-$80 billion of new capital investment in CHP in the next decade based upon the goal of a 40 GW expansion of CHP of all sizes. Our potential market share of that market is difficult to predict.”

7.	We note your statement on page 30 stating that the largest market sectors identified by ICF closely match your sales data. Please list the market sectors identified by ICF, and supplementally provide us with supporting material for this statement.

We have revised our disclosure as requested to include the following:

“The largest market sectors identified by ICF that are suitable for our products closely match our recent sales data (Figure 3), with our eight top categories (multi-unit residential, manufacturing, etc.) representing 73% of the potential market described by ICF.”

We will provide you with supporting material that will support the above statement.

8.	We note the chart on page 30 showing your customer distribution. The sentence preceding this chart suggests that it is your customer distribution for “several decades of sales through 2009.” Please advise whether this chart is representative of the distribution of customers for your recent sales. To the extent it is not, please include a similar chart showing customer distribution in the past five years. Please also disclose whether there have been any significant changes in customer distribution during this time.

We have replaced the pie-chart with a bar-graph showing customer distribution (CHP and Engine-Driven Chiller Systems) from January 2007 through June 2012.

9.	We are unable to locate supporting material for the “Current Inventory” listed in “Table 1 – CHP Market Penetration by Size in California.” Please provide us with supporting material for this data. Further, we note that the chart seems to show that there is a decrease in market penetration for systems over 20 MW from now until 2029. Please advise and revise your disclosure accordingly.

We will provide you with supporting material for Table 1, “CHP Market Penetration by Size in California and Potential Through 2029”, under separate cover. We have also revised our disclosure to include why we believe that a significant rebound and expansion of the CHP market is expected, by adding the following paragraph:

Securities and Exchange Commission

October 2, 2012

“The DOE/EPA report confirms that CHP is a “largely untapped resource” and states that there is significant technical market potential for CHP at commercial and institutional facilities at just over 65 GW. This report also indicates that there was a significant decline in CHP in the early 2000’s due to deregulation of the power markets that resulted in market uncertainty and delayed energy investments. However, a significant rebound and expansion of the CHP market may occur because of the following emerging drivers:

1.	Changing outlook for natural gas supply and pricing as a result of shale exploration
2.	Growing State policymaking and support
3.	Changing market conditions for the power and industrial sectors such as ageing power plants and boilers, as well as more strict air regulations.”

Tecogen’s Solution, page 32

10.	We are unable to locate the part of the ASHRAE Journal article supporting your statement that your products can reduce operating costs by 30% to 60%. Further, we note that this article does not specifically address your products, but instead addresses cogeneration generally. Please revise your disclosure to remove the suggestion that this speaks to your products specifically. We also note that this article is from October 2002. Please advise us as to whether you believe that this article is still reliable. To the extent that you retain disclosure relating to this article, please clearly disclose that the data is from 2002.

We have deleted this reference and revised our disclosure and we will provide you with supporting material regarding this disclosure under separate cover.

“Cogeneration and chiller products can often reduce the customer’s operating costs (for the portion of the facility  loads to which they are applied) by approximately 30% to 50% based on Company estimates, which provides an excellent rate of return on the equipment’s capital cost in many areas of the country with high electric rates. Our chillers are especially suited to regions where utilities impose extra charges during times of peak usage, commonly called “demand” charges. In these cases, the gas-fueled chiller reduces the use of electricity during the summer, the most costly time of year.”

Contribution to Revenue, page 37

11.	It appears that you have not generated any revenue from the Ilios high-efficiency water heaters. However, we note that throughout the prospectus you consistently list this water heater as one of your three main products. Please advise us as to the status of this product, including whether there have been any sales to date. Please revise your disclosure in each section in which you discuss your main products to clearly disclose the status of sales.

We have revised our disclosure as requested to indicate in various sections that as of the date of this prospectus, we have sold one Ilios water heater and have five in production.

Competitive Position and Business Conditions, page 40

12.	It appears that the source material you have provided for “Table 3 – Comparison of CHP Technologies to Tecogen’s InVerde 100” may have come from a source other than the ICF Report. Please advise and provide us with the supporting material, if different than the ICF Report. Please also provide us with a complete copy of the ICF Report.

Securities and Exchange Commission

October 2, 2012

The information used in Table 3 regarding our emissions came from our own data and from Almega Environmental & Technical Services, an air quality testing company in California contracted by Tecogen to conduct a stationary source emissions testing of the natural gas fired CM-75 cogeneration module located at the City of San Fernando Regional Swimming Pool. We will provide you with a complete copy of the ICF report and with the NJCAT Technology Verification report dated October 2011.

13.	Please indicate that the data in “Figure 9 – Technology Size and Market Position” is from 2004 as indicated in the ICF Report.

We have revised our disclosure as requested to indicate that the data in “Figure 9 – Technology Size and Market Position” is from 2004 as indicated in the ICF Report.

14.	Please indicate that the data in “Figure 10 – Share of Installed CHP by Prime Mover in California” is from 2008.

We have revised our disclosure as requested to indicate that the data in “Figure 10 – Share of Installed CHP by Prime Mover in California” is from 2008.

Intellectual Property, page 43

15.	We note your disclosure that you do not consider any one of your patents or related group of patents to be of such importance that their expiration, termination, or invalidity would materially affect your business. However, disclosure elsewhere in your prospectus suggests that certain patents are material to your business. For example, on page seven you note that given your patents and licenses, it would be difficult for any company to develop a product that competes with the InVerde CHP unit, which you also refer to in the prospectus as your premier cogeneration product. This disclosure suggests that if such patents and licenses were to expire, your competitors could create competing products which presumably would have a material effect on your business. Please further advise as to why you do not believe any of your patents or licenses are material.

We have revised our disclosure as requested to include the following:

“We currently hold several patents for our technologies. In addition, our control software is protected by under an exclusive license agreement. We consider our patents and license to be important in the present operation of our business. The expiration, termination or invalidity of one or more of these patents may have a material adverse effect on our business. Our earliest patent was issued in 2006 and expires on 2022. Most of our patents expire between 2022 and 2025.

We believe that no other company has developed a product that competes with our inverter-based InVerde. We anticipate that an inverter-based product with at least some of these features will be introduced by others, but we believe that they will face serious challenges in duplicating the InVerde. Product development time and costs would be significant, and we expect that our patents and license for microgrid software will keep others from offering certain important functions.

We have recently filed for patents in the U.S. and Europe for our Ultra low-emissions technology to keep its use exclusive to us. The outcome of the patent office application review is important because this technology will apply to all of our gas engine-driven products and may have licensing application to other natural gas engines. There is no assurance, however, that the Ultra low-emissions patent applications will be approved.”

Securities and Exchange Commission

October 2, 2012

Government Regulation and Its Effect on Our Business, page 43

16.	Please revise your disclosure to further explain what you mean by the statement that “because the inverter is virtually identical to those used in renewable power systems, its certification will likely be preserved . . .” Please disclose how long you will maintain the UL Certification, and any risks that you may lose such certification. Please also add disclosure in your Risk Factors section as appropriate.

We have revised our disclosure as requested to include the following:

“Simplified utility interconnection is important to CHP projects, so our interconnect certification, Underwriters Laboratory Standard 1741, or UL Certification, is a significant competitive advantage. Obtaining the UL Certification was a major reason for us to develop the inverter-based CHP product. As with our other product certifications, we plan to maintain the certification through routine processes when modest design changes occur. When complete recertification is required, such as when a new revision to the standard is applicable or when the design undergoes a major upgrade, the company will follow the normal procedures for first-time certification (third party design review and test verification). The company does not anticipate any changes to the standard that would be preclude recertification, as the underlying content is carefully administered by balanced committees (representing utilities, inverter suppliers, and academia). In addition, the standard and its utilization as the criteria for systems to qualify for simplified interconnection programs, is important for the solar PV industry. The company believes that this importance to the solar industry will help assure the long-term relevance in interconnection of distributed generation devices.”

Certain Relationships and Related Party Transactions, page 75

17.	Please disclose the basis on which Levitronix LLC and Alexandros Partners LLC, are related persons. See Item 404(d) of Regulation S-K.

We have revised our disclosure as requested to include the following:

“Alexandros Partners LLC is a financial advisory firm providing consulting services to early stage entrepreneurial ventures. John N. Hatsopoulos, the Company’s CEO, was a Managing Partner of Alexandros Partners LLC from September 2000 until his resignation on December 31, 2011. Also, Anthony S. Loumidis, the Company’s Vice President and Treasurer, was the President of Alexandros Partners LLC from September 2000 until his resignation on December 31, 2011. As of December 31, 2011, John N. Hatsopoulos and Anthony S. Loumidis do not hold any position nor are they owners of Alexandros Partners LLC.”

We have also revised our disclosure as requested to include that Tecogen has five affiliated companies, namely American DG Energy Inc., EuroSite Power Inc., GlenRose Instruments Inc., Pharos LLC, and Levitronix Technologies LLC. These companies are affiliates because John N. Hatsopoulos and George N. Hatsopoulos are major stockholders of those companies and also have a significant ownership position in Tecogen.

18.	Please disclose the approximate dollar value of the amount involved in your Facilities and Support Services Agreement with American DG Energy. Please also disclose the monthly rate paid by American DG Energy for office space and utilities.

We have revised our disclosure as requested to include the following:

“On January 1, 2006, the Company signed a Facilities and Support Services Agreement with American DG Energy for a period of one year, renewable annually by mutual agreement. That agreement was amended on July 1, 2012. Under this agreement, the Company provides American DG Energy with certain office and business support services and also provides pricing based on a volume discount depending on the level of American DG Energy purchases of cogeneration and chiller products. For certain sites, American DG Energy hires the Company to service its chiller and cogeneration products. The Company also provides office space and certain utilities to American DG Energy based on a monthly rate set in the beginning of each year. The monthly rate from January 1, 2012, through December 31, 2012 is $5,053. Also, under this agreement, American DG Energy has sales representation rights to the Company’s products and services in New England. This agreement is included as Exhibit No. 10.6 hereto, portions of which are omitted and filed separately on a confidential basis.”

Securities and Exchange Commission

October 2, 2012

We have also revised our disclosure as requested to include the following:

“The Company subleases portions of its corporate offices and manufacturing facility to sub-tenants under annual sublease agreements. For the years ended December 31, 2011 and 2010, the Company received $28,908 and $27,080 from American DG Energy, respectively, and $156,688 and $169,386, from Levitronix LLC and Alexandros Partners LLC. In addition, for the years ended December 31, 2011 and 2010, the Company received $95,513 and $39,232 from American DG Energy, respectively, and $129,187 and $102,818, from Levitronix LLC and Alexandros Partners LLC, to offset common operating expenses incurred in the administration and maintenance of its corporate office and warehouse facility.”

Unaudited Interim Financial Statements

19.	Please revise your filing to include a statement of shareholders’ equity for the period from the latest fiscal year end to the interim balance sheet date. This can be done either as a separate statement or in a footnote to your financial statements. Please refer to ASC 505-10-50-2 for guidance.

We have revised our disclosure as requested to include a statement of shareholders’ equity for the period from December 31, 2011 to June 30, 2012.

Note 6 – Noncontrolling Interest, page F-12

20.	Please provide us the underlying calculations for the stockholders’ equity adjustments related to the investor’s purchase of 1 million shares of Ilios for $500,000.

We have provided the calculations for the stockholders’ equity adjustments related to the investor’s purchase on January 25, 2012 below:

Carrying value of Ilios equity pre-investment	$460,304
New investment by noncontrolling interests @ $0.50 per share	500,000
Ilios equity balance post investment	$960,304

Total common stock pre-investment	12,610,000
New investment by noncontrolling interests @ $0.50 per share	1,000,000
Total common stock post investment	13,610,000

Shares outstanding - Tecogen Inc.	8,500,000	62.45%
Shares outstanding - Noncontrolling shareholders	5,110,000	37.546%

Noncontrolling interest’s balance post investment	$360,556	($960,304 x 37.546%)
Noncontrolling interest’s balance pre-investment	150,161
Noncontrolling interest’s balance adjustment	$210,395
Tecogen Inc. additional paid-in capital adjustment	$289,605	($500,000- $210,395)

Securities and Exchange Commission

October 2, 2012

Consolidated Statement of Stockholders’ Equity, page F-19

21.	We have read your response to prior comment 40 of our letter dated May 24, 2012. It appears that the quantitative assessment you provided regarding the materiality of your error only addresses the impact of the error as it relates to the net loss attributable to Tecogen Inc. Please expand your assessment to address the impact of this error on all financial statement line items, including your balance sheet line items, which were impacted by the error and subsequent adjustments. This includes analysis of both the 2010 and 2011 financial statements. Please also address how you determined that the 10% impact to your net loss attributable to Tecogen Inc. is quantitatively not material. Finally, please address the appropriateness of correcting this error by making a reclassification of $35,764 in 2011 “in the reallocation to noncontrolling interest resulting from the Tecogen purchase of Ilios common stock."

We respectfully continue to believe that a revision to the 2010 financial statements is not warranted as we believe that the error is both qualitatively and quantitatively immaterial to the 2010 financial statements for the following reasons:

In the 2010 statement of operations, the $35,764 error does not affect the consolidated net loss. The error affects only the allocation between the loss attributable to the noncontrolling interest and the loss attributable to Tecogen. The impact of the error, if adjusted, would increase the net loss attributable to Tecogen Inc. from $355,308 to $391,072, or by 10.1%, and decrease the loss attributable to noncontrolling interest from $208,673 to $172,909 or by 6.3% of the consolidated net loss. We believe that the 10% impact of the error to the net loss of Tecogen is immaterial because, on a per share basis, the net loss attributable to Tecogen Inc. would increase by $0.0008 and would round to the same net loss per share as reported of $0.01 per share, in addition to the quantitative and qualitative discussion below.

The effect of the allocation error on the 2010 balance sheet includes the accumulated deficit and noncontrolling interest balances in the Stockholders’ equity section, the Assets and Liabilities sections were not affected. If adjusted, the impact of the error would be an increase in the accumulated deficit balance from $8,548,265 to $8,584,029, or by 0.4% and an increase in the noncontrolling interest balance from $183,550 to $219,314, or by 19.5%. We believe the impact of the error, an understatement of the noncontrolling interest balance, is not material because it relates to components within equity. Together with the qualitative analysis, we believe this error is not material to the December 31, 2010 financial statements.

At December 31, 2011, the “Consolidated net loss” of $1,884,794, the “Loss attributable to the noncontrolling interest” of $310,293 and the “Net loss attributable to Tecogen Inc.” of $1,574,501 shown on the statement of operations, remains unchanged, if adjusted, as the correcting entry went through the “reallocation to noncontrolling interest resulting from the Tecogen purchase of Ilios stock” and not the net loss allocation. The example in the implementation guidance in ASC 810-10-55-4D and E indicates that the noncontrolling interest investment balance is recalculated with each new investment in the subsidiary, therefore, we found it reasonable to include the effect of the prior year allocation error when calculating the new noncontrolling interest investment balance to account for the additional purchase of Ilios stock in 2011 by Tecogen Inc. As a result, at the end of 2011, the noncontrolling interest balance was properly stated.

Securities and Exchange Commission

October 2, 2012

As of December 31, 2011, additional paid-in capital, if adjusted, would have increased from $15,486,775 to $15,522,539, or by 0.2%. Likewise, accumulated deficit as of December 31, 2011 would have increased from $10,122,766 to $10,158,530 or by 0.4%. Therefore, we do not believe the effect on the December 31, 2011 balance sheet or statement of stockholders’ equity is quantitatively material at less than 1% of the respective balances. A summary of our quantitative assessments are as follows:

2010 Financial Statement line item analysis	As reported	As if adjusted	Difference		% of Net Loss
Balance Sheet and Statement of Stockholders' Equity			$	%
Accumulated deficit	$8,548,265	$8,584,029	35,764	0.4%
Noncontrolling interest	$183,550	$219,314	35,764	19.5%

Statement of Operations
Loss attributable to the noncontrolling interest	$208,673	$172,909	(35,764)	-17.1%	-6.3%
Net loss attributable to Tecogen Inc.	$355,308	$391,072	35,764	10.1%	6.3%
Consolidated net loss	$563,981	$563,981	-

2011 Financial Statement line item analysis	As reported	As if adjusted	Difference
Balance Sheet and Statement of Stockholders' Equity
Additional paid-in capital	$15,486,775	$15,522,539	$35,764	0.2%
Accumulated deficit	$10,122,766	$10,158,530	$35,764	0.4%
Noncontrolling interest	$150,161	$150,161	n/a	n/a

Statement of Operations
Loss attributable to the noncontrolling interest	$310,293	$310,293	n/a	n/a
Net loss attributable to Tecogen Inc.	$1,574,501	$1,574,501	n/a	n/a

In assessing whether the $35,764 misclassification between the noncontrolling interest and Tecogen was material we also considered qualitative factors, including those outlined in SEC Staff Accounting Bulletin No.99 (SAB 99):

•	We do not believe that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the misstatement.
•	We do not believe that the misstatement masks a change in earnings or other trends.
•	We assessed whether the misstatement hides a failure to meet analysts' consensus expectations for the company. The Company is a small company and so there are no analysts’ consensus expectations for the Company.
•	The misstatement does not change a loss into income or vice versa.
•	The misstatement does not concern a segment or other portion of the business that has been identified as playing a significant role in the operations or profitability.
•	The misstatement does not affect our compliance with regulatory requirements.
•	The misstatement does not affect our compliance with loan covenants or other contractual requirements.
•	The misstatement did not and will not have the effect of increasing management's compensation.
•	The misstatement does not involve concealment of an unlawful transaction.

Finally we considered the conceptual guidance in SAB 99 as follows:

“A matter is ‘material’ if there is a substantial likelihood that a reasonable person would consider it important.”

“The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.”

Securities and Exchange Commission

October 2, 2012

Although, on a percentage basis, the effect of the 2010 allocation error and the adjustment in 2011 is greater than 10% of the noncontrolling interest investment balance, and on the “Loss attributable to the noncontrolling interests” and the “Net loss attributable to Tecogen Inc.” may seem significant by itself, given that the nature of the error is a miscalculation in an allocation between equity accounts and not an over or under-statement of a financial statement group in total such as total assets, total liabilities, total equity, total revenues, etc. we therefore believe the impact of this error and adjustment is not material.

Furthermore, we do not believe that the error was of sufficient magnitude on a dollar basis that it was probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by a correction to the 2010 financial statements. The error was unintentional and was not the result of a system or operational issue. The error was adjusted in the 2011 financial statements when identified.

Exhibit Index

22.	We note that in response to certain of our comments in our letter dated May 24, 2012 you indicate that you intend to request confidential treatment for various exhibits. To the extent that we have comments on your request, please note that we will issue them in a separate letter. Please note that all comments on your request must be resolved before we will entertain a request to accelerate the effective date of your registration statement.

We plan to file various agreements and request confidential treatment and we understand that all comments on our request must be resolved before we request to accelerate the effective date of our registration statement.

* * *

We appreciate your comments and welcome the opportunity to discuss with you our responses provided above. Please call me at (781) 466-6440 or our attorney, Edwin Miller of Sullivan & Worcester LLP in Boston, at (617) 338-2447 if you have any questions or require additional information.

Sincerely,

TECOGEN INC.

/s/ Bonnie J. Brown

By:	Bonnie J. Brown
Chief Financial Officer

cc:	Mindy Hooker, Staff Accountant

Jeanne Baker, Staff Accountant

Erin Jaskot, Staff Attorney

Craig Slivka, Special Counsel